EXHIBIT 99.4

Timeline of 409A Related Events

December 13, 2005	Supplemental Stock Option Grant Effective

December 14, 2005	Employee Information Meeting, Santa Clara Campus

December 30, 2005	Last day to exercise discounted options vested in 2005 as a means of complying with Section 409A without participating in the proposed tender offer in January 2006

January 2006	Proposed tender offer completed

March 14, 2006	Last day to exercise discounted options vested in 2005*

March 14, 2007	Last day to exercise discounted options vested in 2006*

March 14, 2008	Last day to exercise discounted options vested in 2007*

March 14, 2009	Last day to exercise discounted options vested in 2008*

*	If you consent to amend the expiration dates of your discounted stock options through the proposed tender offer in January 2006.

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.